Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

PROPOSAL NO. 1: To re-elect the following persons to the Board of Directors, each to serve until the next Annual General Meeting of shareholders: Shai Novik, Abraham Havron, Gil Hart, Baruch Halpert, Michel Habib, Sangwoo Lee and Bernhard Kirschbaum.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
	PROPOSAL NO. 2: To approve an amendment to the chairman agreement between the Company and A.S. Novik, in the form attached to the Proxy Statement as Exhibit A to the Proxy Statement.	FOR	AGAINST	ABSTAIN
		☐	☐	☐
	Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 3 and your vote will not be counted for the special disinterested majority required for the approval of proposal 2).	YES ☐	NO ☐
	PROPOSAL NO. 3: To approve an amended and restated Compensation Policy for Executives and Directors in the form attached as Exhibit B to the proxy statement.	FOR	AGAINST	ABSTAIN
		☐	☐	☐

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 3 and your vote will not be counted for the special disinterested majority required for the approval of proposal 3).

		YES ☐	NO ☐
	PROPOSAL NO. 4: To approve a form of Indemnification Agreement to be entered into by the Company with its current and future Office Holders, in the form attached as Exhibit C to the Proxy Statement.	FOR	AGAINST	ABSTAIN
		☐	☐	☐
	Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 4 and your vote will not be counted for the special disinterested majority required for the approval of proposal 4).	YES ☐	NO ☐

PROPOSAL NO.5: To reappoint BKR Yarel & Partners CPA, the Company’s auditors for the year ending December 31, 2020, as the Company’s auditors and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual and Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

____________________________	______________________________________		_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)		(DATE)

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with Proposals 2, 3, and 4, as a condition for his or her vote to be counted with respect to such Proposal. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to Proposals 2, 3, and 4, his, her or its vote with respect to such Proposal his, her or its vote will not be counted for the special disinterested majority required for the approval of such Proposal.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

ENLIVEX THERAPEUTICS LTD.

Annual and Extraordinary General Meeting of Shareholders to be held on June 24, 2020

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Ms. Shachar Shlosberger, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel on Wednesday June 24, 2020, at 16:00, (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)